SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29729; File No. 812-13863]

Northern Lights Variable Trust, <u>et al</u>.; Notice of Application

July 19, 2011

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application pursuant to Section 6(c) of the Investment Company Act of 1940,
as amended (the "1940 Act or Act"), seeking exemptions from Sections 9(a), 13(a), 15(a) and
15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

<u>Applicants</u>: Northern Lights Variable Trust (the "Fund") and Gemini Fund Services, LLC
("Gemini") (collectively, "Applicants").

<u>Summary of Application</u>: Applicants request an order pursuant to Section 6(c) of the 1940 Act
to permit shares of an existing portfolio of the Fund and shares of any future investment
company ("Shares") that is designed to fund VA Accounts and /or VLI Accounts (as defined
below) and for which Gemini or any of its affiliates may serve in the future as investment
adviser, sub-adviser, manager, administrator, principal underwriter or sponsor ("Insurance Fund"
and collectively with the Fund, "Insurance Funds") to be sold and held by: (i) separate accounts
registered as investment companies or separate accounts that are not registered as investment
companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the
1940 Act that fund variable annuity contracts ("VA Accounts") and variable life insurance
contracts ("VLI Accounts") (VA Accounts and VLI Accounts together "Separate Accounts")
issued by both affiliated life insurance companies and unaffiliated life insurance companies
("Participating Insurance Companies"); (ii) trustees of qualified group pension and group

retirement plans outside of the Separate Account context ("Qualified Plans"); (iii) investment adviser(s) or affiliated person(s) of the investment adviser(s) to a series of an Insurance Fund (the "Adviser"), for the purpose of providing seed capital to a series of an Insurance Fund; and (iv) general accounts of insurance company depositors of VA Accounts and/or VLI Accounts ("General Accounts") .

Filing Date: The application was filed on January 25, 2011, and amended and restated on July 15, 2011.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 15, 2011, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Northern Lights Variable Trust, c/o Emile Molineaux, Esquire, Gemini Fund Services, LLC, 450 Wireless Boulevard, Hauppage, New York 11788-0132, copies to JoAnn Strasser, Esquire, Thompson Hine LLP, 312 Walnut Street, Cincinnati, Ohio 45202.

For Further Information Contact: Michelle Roberts, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling

(202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Fund was organized as a Delaware statutory trust on November 2, 2005 and

is registered under the 1940 Act as an open-end management investment company (File No. 811-

21853). The Fund is a series investment company as defined by Rule 18f-2 under the 1940 Act

and is currently comprised of fourteen portfolios managed by seven different investment advisers

and three subadvisers. The portfolios share a single Board of Trustees ("Board") and service

providers for example, auditors and fund counsel. The investment advisers are not affiliated with

Gemini and may or may not be affiliated with each other.

2.   Shares of the portfolios will not be sold to the general public, but will be offered

to Separate Accounts of a Participating Insurance Company, Qualified Plans, the Adviser for

seed money and General Accounts.

3.   Gemini provides administrative, fund accounting and transfer agent services to

the portfolios, subject to the supervision of the Board. Gemini may provide individuals to serve

as officers of the Insurance Funds, which officers may be directors, officers or employees of

Gemini or its affiliates. Gemini is paid a fee for its services, which may consist of a base fee, a

per account fee and/or an asset-based fee.

4.   The Insurance Funds may offer their Shares to Separate Accounts of Participating

Insurance Companies to serve as an investment medium to support variable life insurance

contracts ("VLI Contracts") and variable annuity contracts ("VA Contracts") (together,

"Variable Contracts") issued through such accounts. If a Separate Account is registered as an investment company under the 1940 Act, or is exempt from such registration under Section 3(c) of the 1940 Act, it will be a "separate account" as defined by Rule 0-1(e) (or any successor rule) under the 1940 Act. For purposes of the Act, the Participating Insurance Company that establishes such a Separate Account is the depositor and sponsor of the account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.

5.   As described more fully below, the Insurance Funds will sell Shares to Separate Accounts only if each Participating Insurance Company sponsoring such a Separate Account enters into a participation agreement (a "Participation Agreement") with such Insurance Fund. The Participation Agreement will govern participation by the Participating Insurance Company in such Insurance Fund and will memorialize, among other matters, the fact that the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the Participation Agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of variable contracts issued through such accounts. The role of the Insurance Funds under this arrangement insofar as federal securities laws are applicable, will consist of offering Shares to the Separate Accounts and fulfilling any conditions that the Commission may impose upon granting the order.

6.   The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for

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VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to herein as "shared funding."

7. Applicants propose that the Insurance Funds be permitted to offer and sell Shares to Qualified Plans administered by a trustee. Federal tax law permits investment companies to increase their net assets by selling shares to Qualified Plans.

8. Qualified Plans may invest in shares of an investment company as the sole investment under the Qualified Plan, or as one of several investments. Qualified Plan participants may or may not be given an investment choice depending on the terms of the Qualified Plan itself. The trustees or other fiduciaries of a Qualified Plan may vote investment company shares held by the Qualified Plan in their own discretion or, if the applicable Qualified Plan so provides, vote such shares in accordance with instructions from participants in such Qualified Plans. Applicants have no control over whether trustees or other fiduciaries of Qualified Plans, rather than participants in the Qualified Plans, have the right to vote under any particular Qualified Plan. Each Qualified Plan must be administered in accordance with the terms of the Qualified Plan and as determined by its trustee or trustees.

9. Applicants propose that the Insurance Funds may also sell Shares to its Adviser for the purpose of providing seed capital to a portfolio. The Treasury Regulations permit such sales as long as the return on shares held by the adviser or an affiliate is computed in the same manner as shares held by Separate Accounts, the adviser or an affiliate does not intend to sell the shares to the public, and sales to an investment adviser or affiliate are only made in connection with the creation of a series of an investment company. Applicants propose that the Insurance Funds also be permitted to offer and/or sell Shares to the General Accounts of Participating Insurance Companies. The Treasury regulations permit sales to general accounts as long as the

return on shares held by general accounts is computed in the same manner as for shares held by Separate Accounts and the Participating Insurance Company does not intend to sell the shares to the public.

10.   The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts, VA Accounts, investment advisers, a General Account and Qualified Plans is referred to herein as "extended mixed funding."

<u>Applicants' Legal Analysis</u>:

1.   Section 9(a)(2) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2.   Rule 6e-2(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts organized as unit investment trusts ("UITs") supporting scheduled premium VLI Contracts and to their life insurance company depositors. The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of a portfolio are held by a VLI Account through which flexible premium VLI Contracts are issued, a VLI Account of an

unaffiliated Participating Insurance Company, an unaffiliated investment adviser, any VA

Account or a Qualified Plan. In other words, Rule 6e-2(b)(15) does not provide exemptions

when a scheduled premium VLI Account invests in shares of a management investment

company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.

3.　　　Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from

Sections 9(a), 13(a), 15(a), and 15(b) of the Act to VLI Accounts organized as UITs supporting

flexible premium variable life insurance contracts and their life insurance company depositors.

The exemptions granted by the Rule are available, however, only where a fund offers its shares

exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI

Contracts are issued) of the same Participating Insurance Company and/or of Participating

Insurance Companies that are affiliated persons of the same Participating Insurance Company,

VA Accounts of the same Participating Insurance Company or of affiliated Participating

Insurance Companies, or the General Account of the same Participating Insurance Company or

of affiliated Participating Insurance Companies.   Therefore, VLI Accounts, their depositors and

their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if

shares of a portfolio are held by a VLI Account of an unaffiliated Participating Insurance

Company, a VA Account of an unaffiliated Participating Insurance Company, an unaffiliated

investment adviser, the general account of an unaffiliated Participating Insurance Company, or a

Qualified Plan. In other words, Rule 6e-3(T)(b)(15) provides exemptions when a VLI Account

supporting flexible premium VLI Contracts invests in shares of a management investment

company that serves as a vehicle for mixed funding but does not provide exemptions when such

a VLI Account invests in shares of a management investment company that serves as a vehicle

for extended mixed funding or shared funding.

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4.   As explained below, Applicants maintain that there is no policy reason for the sale of Shares to Qualified Plans to prohibit or otherwise limit a VLI Account and its Participating Insurance Company depositor from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).   Notwithstanding, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted thereunder is available only where shares of the underlying fund are offered exclusively to insurance company separate accounts. In this regard, Applicants request exemptive relief in cases where VLI Accounts hold Shares when such Shares are also sold to Qualified Plans.

5.   Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Insurance Funds may also sell their Shares to Qualified Plans. Rather, Applicants assert that the proposed sale of Shares to Qualified Plans, in fact, may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

6.   For the reasons explained below, Applicants have concluded that investment by Qualified Plans in the Insurance Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

7.   Consistent with the Commission's authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of VLI Accounts investing in shares of existing and future portfolios of Insurance Funds, their Participating Insurance Company depositors and their principal underwriters.

8.   Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act, or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit that the exemptions requested are appropriate and in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

9.   Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management of the underlying investment company.

10. The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the 1940 Act to serve as an officer, director, or employee of the life insurance company, or any of its affiliates, so long as that person does not participate directly in the management or administration of the underlying investment company. The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the 1940 Act permits the life insurance company to serve as the underlying investment company's investment adviser or principal underwriter, provided that none of the insurer's personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

11. In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act from the requirements of Section 9 of the Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9. Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization. Applicants assert that it is also unnecessary to apply Section 9(a) of the 1940 Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Insurance Funds as investment vehicles for Separate Accounts. There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)'s eligibility restrictions because of mixed funding, extended mixed funding or shared funding. The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Insurance Funds.

Those individuals who participate in the management of the Insurance Funds will remain the same regardless of which VA Accounts, VLI Accounts, insurance companies, investment advisers, or Qualified Plans invest in the Insurance Funds. Applying the monitoring requirements of Section 9(a) of the 1940 Act because of investment by VLI Accounts and Qualified Plans would be unjustified and would not serve any regulatory purpose. Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of VLI Contracts and Qualified Plan participants. Moreover, Qualified Plans, unlike separate accounts, are not themselves investment companies, and therefore are not subject to Section 9 of the 1940 Act. Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of an Insurance Fund except by virtue of its holding 5% or more of an Insurance Fund's shares.

12. Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).

13. Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company's investment policies, principal underwriter or any investment adviser (provided that disregarding such voting

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instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

14.   In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.

15.   Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and is subject to extensive state insurance regulation. In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.

16.   The sale of Shares to Qualified Plans or the Adviser will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Qualified Plans, not insurance companies. The exercise of voting rights by Qualified Plans, whether by trustees, other fiduciaries, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Qualified Plan participants. Indeed, to the

contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons.

17.   If a named fiduciary to a Qualified Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary. The Qualified Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Qualified Plans in their discretion. Some Qualified Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Qualified Plan participants.

18.   Where a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Qualified Plan participants with respect to voting Shares. Accordingly, unlike the circumstances surrounding Separate Accounts, because Qualified Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Shares.

19.   In addition, if a Qualified Plan were to hold a controlling interest in an Insurance Fund, Applicants do not believe that such control would disadvantage other investors in such Insurance Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company. In this regard, Applicants submit that investment in a portfolio by a Qualified Plan will not create any of the voting complications occasioned by VLI Account investments in the portfolio. Unlike VLI

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Account investments, Qualified Plan investor voting rights cannot be frustrated by veto rights of

Participating Insurance Companies or state insurance regulators.

20.   Where a Qualified Plan provides participants with the right to instruct the

trustee(s) how to vote portfolio shares, Applicants see no reason why such participants generally

or those in a particular Qualified Plan, either as a single group or in combination with

participants in other Qualified Plans, would vote in a manner that would disadvantage VLI

Contract owners. The purchase of Shares by Qualified Plans that provide voting rights does not

present any complications not otherwise occasioned by mixed or shared funding.

21.   Applicants recognize that the prohibitions on mixed and shared funding might

reflect concern regarding possible different investment motivations among investors. When Rule

6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose

shares were also offered to the general public. Therefore, the Commission staff may have been

concerned with the potentially different investment motivations of public shareholders and

owners of variable life insurance contracts. There also may have been some concern with

respect to the problems of permitting a state insurance regulatory authority to affect the

operations of a publicly available mutual fund and the investment decisions of public

shareholders.

22.   For reasons unrelated to the 1940 Act, however, Internal Revenue Service Ruling

81-225 (Sept. 25, 1981) effectively deprived VA Contracts funded by publicly available mutual

funds of their tax-benefited status. The Tax Reform Act of 1984 codified the prohibition against

the use of publicly available mutual funds as an investment vehicle for Variable Contracts. In

particular, Section 817(h) of the Code, in effect, requires that the investments made by both VLI

Accounts and VA Accounts be "adequately diversified." If such a separate account is organized

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as part of a "two-tiered" arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if "all of the beneficial interests" in the underlying fund "are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts." Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes. In addition, any underlying fund, including an Insurance Fund that sells Shares to Separate Accounts, would, in effect, be precluded from also selling its Shares to the public. Consequently, the Insurance Fund may not sell Shares directly to the public.

23. Applicants assert that the rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type. The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts. Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another Separate Account. Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts. The NAIC Model Regulation, therefore, reflects the NAIC's apparent confidence that such

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combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all Variable Contracts.

24.   Applicants assert that shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

25.   Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit under the 1940 Act. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator's decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant portfolio. This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with an Insurance Fund.

26.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over

VLI Accounts and VA Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) under the 1940 Act that the Participating Insurance Company's disregard of voting instructions be reasonable and based on specific good faith determinations.

27.   A particular Participating Insurance Company's disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company's action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company's judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the Insurance Fund's election, to withdraw its VLI Accounts' and VA Accounts' investments in the relevant portfolio. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the Participation Agreement entered into between the Participating Insurance Company and the Insurance Fund.

28.   Applicants assert that there is no reason why the investment policies of a portfolio would or should be materially different from what these policies would or should be if the portfolio supported only VA Accounts or VLI Accounts, whether flexible premium or scheduled

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premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

29.   Each portfolio will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different Separate Accounts. The sale of all Variable Contracts and ultimate success of all Separate Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

30.   Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A portfolio supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the portfolios. Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional portfolios serving diverse goals.

31.   Applicants do not believe that the sale of Shares to Qualified Plans will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to

resolve potential conflicts consistent with the best interests of Variable Contract owners and Qualified Plan participants.

32.   Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, VA Accounts, and VLI Accounts all invest in the same portfolio. Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder, present any inherent conflicts of interest if Qualified Plans, VLI Accounts, and VA Accounts all invest in the same portfolio.

33.   Applicants note that, while there are differences in the manner in which distributions from VLI Accounts and Qualified Plans are taxed, these differences have no impact on the portfolios. When distributions are to be made, and a VLI Account or Qualified Plan is unable to net purchase payments to make distributions, the VLI Account or Qualified Plan will redeem shares of the relevant portfolio at its net asset values in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of the Qualified Plan.

34.   Applicants considered whether it is possible to provide an equitable means of giving voting rights to VLI Contract owners and Qualified Plans. In connection with any meeting of an Insurance Fund's shareholders, the relevant transfer agent will inform each Participating Insurance Company, Adviser, and Qualified Plan of their share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts as required by either Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its Participation Agreement with

an Insurance Fund. Shares held by a General Account of a Participating Insurance Company will

be voted by the Participating Insurance Company in the same proportion as Shares for which it

receives voting instructions from its Variable Contract owners. Shares held by Qualified Plans

will be voted in accordance with applicable law. The voting rights provided to Qualified Plans

with respect to the Shares would be no different from the voting rights that are provided to

Qualified Plans with respect to shares of mutual funds sold to the general public. Furthermore, if

a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard

Qualified Plan participant voting instructions, if applicable, and that decision represents a

minority position or would preclude a majority vote, the Qualified Plan may be required, at the

election of the relevant Insurance Fund, to withdraw its investment in a portfolio, and no charge

or penalty will be imposed as a result of such withdrawal.

35.   Applicants do not believe that the ability of an Insurance Fund to sell Shares

directly to its Adviser, Qualified Plans, or General Account gives rise to a senior security.

"Senior Security" is defined in Section 18(g) of the 1940 Act to include "any stock of a class

having priority over any other class as to distribution of assets or payment of dividends." As

noted above, regardless of the rights and benefits of participants under Qualified Plans and

owners of VLI Contracts, VLI Accounts, VA Accounts, Participating Insurance Companies,

Qualified Plans, and the Adviser only have, or will only have, rights with respect to their

respective Shares. These parties can only redeem such Shares at net asset value. No shareholder

of a portfolio has any preference over any other shareholder with respect to distribution of assets

or payment of dividends.

36.   Applicants do not believe that the veto power of state insurance commissioners

over certain potential changes to portfolio investment objectives approved by owners of VLI

Contracts creates conflicts between the interests of such owners and the interests of Qualified

Plan participants. Applicants note that a basic premise of corporate democracy and shareholder

voting is that not all shareholders may agree with a particular proposal. Their interests and

opinions may differ, but this does not mean that inherent conflicts of interest exist between or

among such shareholders or that occasional conflicts of interest that do occur between or among

them are likely to be irreconcilable.

      37.   Although Participating Insurance Companies may have to overcome regulatory

impediments in redeeming shares of a portfolio held by their VLI Accounts, the Qualified Plans

and the participants in participant-directed Qualified Plans can make decisions quickly and

redeem their Shares and reinvest in another investment company or other funding vehicle

without impediments, or as is the case with most Qualified Plans, hold cash pending suitable

investment. As a result, conflicts between the interests of VLI Contract owners and the interests

of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the

Qualified Plans can, on their own, redeem their Shares.

      38.   Finally, Applicants considered whether there is a potential for future conflicts of

interest between Participating Insurance Companies and Qualified Plans created by future

changes in the tax laws. Applicants do not see any greater potential for material irreconcilable

conflicts arising between the interests of VLI Contract owners (or, for that matter, VA Contract

owners) and Qualified Plan participants from future changes in the federal tax laws than that

which already exists between Variable Contract owners.

      39.   Applicants assert that permitting an Insurance Fund to sell Shares to its Adviser

for the purpose of obtaining seed money or to the General Account will enhance management of

the Insurance Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors. A potential source of initial capital is the Adviser or

a Participating Insurance Company. However, the provision of seed capital by the Adviser or by

a Participating Insurance Company may be deemed to violate the exclusivity requirement of Rule

6e-2(b)(15) and/or Rule 6e-3(T)(b)(15). Given the conditions of Treasury Regulation Section

1.817-5(f)(3) and the harmony of interest between a portfolio, on the one hand, and its Adviser

or a Participating Insurance Company, on the other, Applicants assert that little incentive for

overreaching exists. Furthermore, such investment should not implicate the concerns discussed

above regarding the creation of material irreconcilable conflicts. Instead, investments by an

Adviser or by General Accounts, will permit the orderly and efficient creation and operation of a

portfolio, and reduce the expense and uncertainty of using outside parties at the early stages of

the portfolio's operations.

40.   Various factors have limited the number of insurance companies that offer

Variable Contracts. These factors include the costs of organizing and operating a funding

vehicle, certain insurers' lack of experience with respect to investment management, and the lack

of name recognition by the public of certain insurance companies as investment experts. In

particular, some smaller life insurance companies may not find it economically feasible, or

within their investment or administrative expertise, to enter the Variable Contract business on

their own. Use of a portfolio as a common investment vehicle for VLI Accounts would reduce

or eliminate these concerns. Mixed and shared funding should also provide several benefits to

owners of VLI Contracts by eliminating a significant portion of the costs of establishing and

administering separate underlying funds.

41.   Participating Insurance Companies will benefit not only from the investment

expertise of the Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Mixed and shared funding also would permit a greater amount of assets available for investment by a portfolio, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new portfolios more feasible. Therefore, mixed and shared funding will encourage more insurance companies to offer VLI Accounts. This should result in increased competition with respect to both VLI Account design and pricing, which can in turn be expected to result in more product variety.

42.   Applicants also submit that, regardless of the type of shareholder in a portfolio, the Adviser is or would be contractually and otherwise obligated to manage the portfolio solely and exclusively in accordance with that portfolio's investment objectives, policies and restrictions, as well as any guidelines established by the Board. Thus, each portfolio will be managed in the same manner as any other mutual fund.

43.   Applicants note that VLI Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the VLI Account. In particular, Applicants assert that sales of Shares, as described above, will not have any adverse federal income tax consequences to other investors in the portfolios.

44.   In addition, Applicants assert that granting the exemptions requested herein is in the public interest and will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the 1940 Act or Rules 6e-2 or 6e-3(T) thereunder.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions which shall apply to each Insurance Fund:

1.	A majority of the Board will consist of persons who are not "interested persons" of an Insurance Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board, (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies, or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.	The Board will monitor an Insurance Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Insurance Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority, (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities, (c) an administrative or judicial decision in any relevant proceeding, (d) the manner in which the investments of an Insurance Fund are being managed, (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Qualified Plans or Qualified Plan participants, (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.	Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a portfolio of an Insurance Fund), the Adviser, and

any Qualified Plan that executes a Participation Agreement upon becoming an owner of 10% or

more of the assets of a portfolio (collectively, "Participants") will report any potential or existing

conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying

out the Board's responsibilities under these conditions by providing the Board with all

information reasonably necessary for the Board to consider any issues raised. This responsibility

includes, but is not limited to, an obligation by each Participating Insurance Company to inform

the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-

through voting is applicable, an obligation by each trustee for a Qualified Plan to inform the

Board whenever it has determined to disregard Qualified Plan participant voting instructions.

The responsibility to report such information and conflicts, and to assist the Board, will be a

contractual obligation of all Participating Insurance Companies under their Participation

Agreement with an Insurance Fund, and these responsibilities will be carried out with a view

only to the interests of the Variable Contract owners. The responsibility to report such

information and conflicts, and to assist the Board, also will be contractual obligations of all

Qualified Plans under their Participation Agreement with the relevant Insurance Fund, and such

agreements will provide that these responsibilities will be carried out with a view only to the

interests of Qualified Plan participants.

   4. If it is determined by a majority of the Board, or a majority of the disinterested

trustees, that a material irreconcilable conflict exists, then the relevant Participant will, at its

expense and to the extent reasonably practicable (as determined by a majority of the disinterested

trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable

conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI

Accounts or VA Accounts from the relevant portfolio and reinvesting such assets in a different investment vehicle including another portfolio, (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (*i.e.*, VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change, (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected portfolio and reinvesting them in a different investment medium, and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Insurance Fund, to withdraw such Participating Insurance Company's VA Account and VLI Account investments in a portfolio, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Insurance, to withdraw its investment in a portfolio, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their Participation Agreement with the Insurance Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this Condition 4, a majority of the disinterested trustees of the Board will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will an Insurance Fund or the Adviser be required to establish a new funding vehicle for any Variable Contract or Qualified Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Plan participant vote.

5.　　　The Board's determination of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.　　　Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as required by the 1940 Act as interpreted by the Commission. However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the 1940 Act, pass-through voting privileges will be extended to Variable Contract owners to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the Shares held in their Separate Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible

for assuring that their Separate Accounts investing in the relevant portfolio calculate voting

privileges in a manner consistent with all other Participants.

The obligation to calculate voting privileges as provided in this application shall be a

contractual obligation of all Participating Insurance Companies under their Participation

Agreement with an Insurance Fund. Each Participating Insurance Company will vote Shares

held in its VLI or VA Accounts for which no timely voting instructions are received, as well as

Shares held in its General Account or otherwise attributed to it, in the same proportion as those

Shares for which voting instructions are received. Each Qualified Plan will vote as required by

applicable law, governing Qualified Plan documents and as provided in this application.

7.   As long as the 1940 Act requires pass-through voting privileges to be provided to

Variable Contract owners or the Commission interprets the Act to require the same, the Adviser

or any General Account will vote its respective Shares in the same proportion as all votes cast on

behalf of all Variable Contract owners having voting rights; provided, however, that the Adviser

or General Account shall vote its shares in such other manner as may be required by the

Commission or its staff.

8.   Each Insurance Fund will comply with all provisions of the 1940 Act requiring

voting by shareholders (which, for these purposes, shall be the persons having a voting interest in

its shares), and, in particular, an Insurance Fund will either provide for annual meetings (except

to the extent that the Commission may interpret Section 16 of the Act not to require such

meetings) or comply with Section 16(c) of the Act (although each Insurance Fund is not, or will

not be, one of those trusts of the type described in Section 16(c) of the Act), as well as with

Section 16(a) of the Act and, if and when applicable, Section 16(b) of the Act. Further, each

Insurance Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereto.

9.	An Insurance Fund will make Shares available under a Variable Contract and/or Qualified Plan at or about the time it accepts any seed capital from the Adviser or from a General Account of a Participating Insurance Company.

10.	Each Insurance Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Qualified Plan documents. Each Insurance Fund will disclose, in its prospectus that: (a) Shares may be offered to VA Accounts and VLI Accounts funding both VA Contracts and VLI Contracts and, if applicable, to Plans, (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in an Insurance Fund and the interests of Qualified Plan participants investing in an Insurance Fund, if applicable, may conflict, and (c) the Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.	If and to the extent Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or Rule 6e-3 under the Act is adopted, to provide exemptive relief from any provision of the Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this application, then an Insurance Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board on behalf of an Insurance Fund such reports, materials or data as the Board reasonably may request so that the trustees of the Board may fully carry out the obligations imposed upon the Board by the conditions contained in this application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with an Insurance Fund.

13.   All reports of potential or existing conflicts received by the Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.   Each Insurance Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the assets of a portfolio unless the Qualified Plan executes an agreement with an Insurance Fund governing participation in the portfolio that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

Conclusion:

Applicants submit, for all the reasons explained above, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary